NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia

Michael J. Bunyard, CEng, FAusIMM, MIMMM

Certificate of Author

I, Michael J. Bunyard, CEng, FAusIMM, MIMMM do certify that:

1.	I am employed as Global Director Mineral Processing with:

Hatch Ltd.
2800 Speakman Drive
Mississauga
Ontario, Canada, L5K 2R7

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8, 2018 (the “Technical Report”).

3.	I graduated with a Bachelor’s Degree (BSc) in Applied Mineral Sciences from Leeds University, England, in 1970 and with a Doctoral Degree (PhD) in Applied Mineral Sciences from Leeds University, England, in 1973.

4.	I am a member of:
•	Chartered Engineer, Engineering Council of United Kingdom (135941)
•	Fellow of the Australian Institute of Mining and Metallurgy (108195)
•	Member of the Institution of Materials, Minerals and Mining (40597)

5.	My relevant experience over the past 40 years includes: process plant test work and design, plant operation, plant management and audit roles for potential purchasers and lenders.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of Sections 1.3, 1.6, 1.11, 2.2.3, 3.4, 13, 17, 21.9, 21.11 and relevant portions of Sections 25 and 26 of the Technical Report.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I have not conducted a site visit.

12.	I have visited the testing laboratory XPS.

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NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia

13.	I have not had any prior involvement with the subject property.

14.	I consent to the public filing of this Technical Report.

Signed and dated on this 11th day of May, 2018.

“Michael J Bunyard”

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Michael J. Bunyard, CEng, FAusIMM, MIMMM

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